Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES JOINT VENTURE FOR A
LARGE SCALE LUXURY RESIDENTIAL PROJECT IN BANGALORE, INDIA

Tel-Aviv, Israel, June 7, 2007, Elbit Medical Imaging Ltd. (NASDAQ: EMITF) (“EMI”) today announced that on June 5th, 2007 it has executed a Framework Heads of Terms for the establishment of a joint venture with one the leading real estate developers in Bangalore, India, which became valid on June 6th, 2007 following fulfillment of certain pre-conditions. The joint venture company to be established (“JV Company”) will be held 50% by each of EMI and the local partner. Subject to the fulfillment of certain conditions, the JV Company will acquire ownership and development rights in approximately 190 acres of land situated in an  upscale section of Bangalore. Additionally, the Indian partner will assign to the JV Company joint development rights with the owners of an adjacent area of land measuring approximately 100 acres. The consummation of the transaction is subject to fulfilment of certain agreed conditions, principally the satisfactory completion of due diligence investigations, and change of zoning to parts of the subject area.

Subject to the fulfillment of the conditions to closing, it is anticipated that EMI will invest an aggregate amount of approximately 7.200 million Rupees (approximately $ 180 million) in the land acquisition transactions, of which $ 50 million has been paid as an advanced payment upon signature of the Heads of Terms. Such advance payment will be returned to EMI should the preliminary conditions of the Agreement not be fulfilled.

EMI intends to offer to its controlled subsidiary company, Plaza Centers NV (LSE: PLAZ) to take up a 50% participation in EMI’s share of the joint venture. Plaza Centers’ participation requires the approval of its various corporate organs.

The JV Company intends to develop these extensive land areas for the construction of a large scale residential project which it is anticipated will include:

▪	High standard quality villas and apartments with a total area exceeding 21 million sq. ft. (approximately 2 million sq. m);
▪	A hotel and an apartment hotel of 300 - 400 rooms;
▪	A local shopping area;
▪	A 9-hole golf course;
▪	Various amenities for the residents of the neighbourhood which will include a club house, swimming pools, sports facilities, recreation areas, etc.

It is anticipated that construction of the project will commence within 12 months, and will be executed in stages to be completed over the course of the next 3 to 5 years. The expected revenues from the project are expected to exceed US $3 billion.

The Chairman of the Board of Directors of the Company, Mr. Mordechay Zisser, commented: Although this is not the first transaction in India which we have announced, it is however the first transaction of such a major scope, even on the standards of the huge Indian market. We see our activities in India as forming a very important part of our businesses. We believe the wealth of experience and expertise which we have accumulated in our activities in other countries enable us to excel in India as well and to leverage our abilities to establish ourselves as a notable player also in India. The focus of our activities in India has been broadened from our traditional ones – shopping malls and hotels – to include residential, offices and hospitals as well, due to our assessment of the huge demands in India for these products, and the resulting attractive profit margins”.

The Executive Vice Chairman of the Board of Directors of the Company, Mr. Abraham (Rami) Goren, who heads the Company’s activities in India, commented: “The Indian market is an extremely complex one, and is hard to navigate. We are gratified that our hard work and dedication to the achievements of the goals which we set for ourselves, together with our team’s considerable experience gained over many years of operation in other emerging markets, have been successful. This transaction, together with other projects previously announced by us, are ample evidence that we have the ability to overcome these complexities and generate attractive business opportunities in India.”

About Elbit Medical Imaging Ltd.
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Long-term leases of real estate property; (iv) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (v) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005,  filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Rachel Levine
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com